UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41568

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 16, 2026, ERAYAK Power Solution Group Inc. (the “Company”), an exempted company incorporated in the Cayman Islands, entered into an at-the-market sales agreement (the “Sales Agreement”) with Craft Capital Management LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, class A ordinary shares of par value of US$0.022 each of the Company (the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-278347), which was filed with the United States Securities and Exchange Commission (the “Commission”) on March 28, 2024 and declared effective by the Commission on May 16, 2024 (the “Registration Statement”), as supplemented by the prospectus supplement dated March 16, 2026 relating to the Shares that may be issued from time to time pursuant to the Sales Agreement (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell Shares having aggregate gross sales proceeds of up to $20,000,000.

Under the Sales Agreement, subject to the terms of a placement notice as defined in the Sales Agreement, the Agent may sell the Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including, without limitation, sales made directly on The Nasdaq Capital Market, on any other existing trading market for the Shares, or to or through a market maker.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agent as sales agent is equal to 4.0% of the aggregate gross proceeds from each sale of Shares (the “Placement Share”) pursuant to the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement. In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act. The Company will also reimburse the Agent for certain specified expenses in connection with its services under the Agreement.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The Company plans to use the net proceeds from this offering to advance a focused set of initiatives tied to its North American strategy, including (1) expanding the product portfolio for North America; (2) localizing manufacturing and supply resilience; (3) regulatory and safety compliance; (4) go-to-market and service infrastructure; and (5) working capital and seasonal inventory positioning. However, as of the date of this report, the Company has not entered into any definitive agreements.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

General

The information contained in this Report on Form 6-K of the Company is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278347).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERAYAK Power Solution Group Inc.

Date: March 18, 2026	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels
10.1	Sales Agreement, dated March 16, 2026, by and between ERAYAK Power Solution Group Inc. and Craft Capital Management LLC
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

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